BioHarvest Sciences Announces Breakthrough in Botanical Synthesis Capabilities with Plant-Based Exosome Production at Scale

Exosomes Produced in the Liquid Media of the BioHarvest Unique Large-Scale Bioreactors Add Potential New Revenue Stream from Products and CDMO Opportunities

Rehovot, Israel – September 10, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) ("BioHarvest" or the "Company"), a company pioneering its patented Botanical Synthesis technology platform, today announced that is has successfully produced, at scale, plant-based exosomes in its bioreactor media, marking a significant advancement in the Company’s proprietary Botanical Synthesis platform and its ability to generate new revenue streams.

Exosomes are nano-sized extracellular vesicles naturally secreted by plant cells, with bioactive properties with enhanced absorption and bioavailability levels versus regular plant compounds. They are becoming highly sought after in a wide range of therapeutic and cosmetic applications, including targeted drug delivery, tissue regeneration, anti-inflammatory treatments, and advanced skincare formulations.

BioHarvest’s bioreactors are designed to do more than grow plant cells—they create the ideal environment for high-yield, high-value exosomes. By combining optimized growth media with light-permeable bioreactors, the BioHarvest system naturally drives cells to release exosomes that are enriched with important metabolites. This unique combination delivers superior yields and superior cargo quality, setting BioHarvest apart from conventional plant or animal-derived systems. The result is a scalable, cost-efficient, and defensible advantage that opens powerful new revenue streams for CDMO customers in cosmetics, health, and pharma.

BioHarvest’s exosomes are produced in its large scale VINIA® bioreactors, and contain viniferin, a polyphenol prized for anti-aging, firming, brightening, and antioxidant benefits in skincare applications. Unlike conventional viniferin formulations used by international cosmetic companies, BioHarvest’s plant-derived exosomes provide a novel and more efficacious delivery vehicle for viniferin, as their nano-sized structure enhances absorption and bioavailability in the skin compared to conventional formulations.

Ilan Sobel, CEO of BioHarvest Sciences, commented:

“We are always pushing the boundaries of our Botanical Synthesis technology and the capabilities of our bioreactors, and we have now proven that our bioreactors can efficiently produce plant-based exosomes, a high-value class of biomolecules with significant potential in health and cosmetic industries. We expect that within 18 to 24 months, we will be in a position to bring a new, highly differentiated skin care application to the market, using exosomes to carry viniferin in a more efficacious way.

With growing scientific validation and global exosome market demand expected to grow from $0.7B in 2025 to $2.2B by 2030*, plant-based exosomes are emerging as a safer, non-animal-derived alternative to synthetic or mammalian counterparts. This development represents a significant new bonus layer of value from our core technology and could serve as an exciting new monetization path.”

BioHarvest Investor Webinar - Today, September 10, 2025, at 1 pm ET

CEO Ilan Sobel will host an online investor webinar to provide a corporate update on new capability-building initiatives, the Company's 'Big Bets' for 2H 2025, and will conclude with a question-and-answer session from dial-in participants. To attend, please reference the access information below:

Date: Wednesday, September 10, 2025

Time: 1:00 p.m. Eastern time

Webcast link: BHST Virtual Investor Webinar

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that the global exosome market demand will grow, or that a future exosome product will be launched within the next 18-14 months, as launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. All forward-looking statements are inherently uncertain, and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

*Global Exosomes Market Research Report on Size, Share& Growth Analysis – Mordor Intelligence

(https://www.mordorintelligence.com/industry-reports/exosomes-market)

BioHarvest Corporate Contact:
Dave Ryan, VP Investor Relations
(604) 622-1186
info@bioharvest.com

Investor Relations Contact:
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
BHST@mzgroup.us